UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. ___ )*

RiskMetrics Group, Inc.
(Name of Issuer)
Common Shares, par value $0.01 per share
(Title of Class of Securities)
767735103
(CUSIP Number)

December 31, 2008
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 767735103	Schedule 13G	Page 2 of 17

1		NAME OF REPORTING PERSON General Atlantic LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 767735103	Schedule 13G	Page 3 of 17

1		NAME OF REPORTING PERSON General Atlantic Partners 78, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 767735103	Schedule 13G	Page 4 of 17

1		NAME OF REPORTING PERSON GapStar, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 767735103	Schedule 13G	Page 5 of 17

1		NAME OF REPORTING PERSON GAP Coinvestments III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 767735103	Schedule 13G	Page 6 of 17

1		NAME OF REPORTING PERSON GAP Coinvestments IV, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON OO

CUSIP NO. 767735103	Schedule 13G	Page 7 of 17

1		NAME OF REPORTING PERSON GAPCO Management GmbH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON CO

CUSIP NO. 767735103	Schedule 13G	Page 8 of 17

1		NAME OF REPORTING PERSON GAPCO GmbH & Co. KG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Germany
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 13,333,332
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 13,333,332
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,333,332
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See Item 4 and Item 8	☒
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 21.7%
12		TYPE OF REPORTING PERSON PN

CUSIP NO. 767735103	Schedule 13G	Page 9 of 17

Item 1. (a)	NAME OF ISSUER

RiskMetrics Group, Inc. (the “Company”).

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

One Chase Manhattan Plaza, 44th Floor

New York, NY 10005

Item 2. (a)	NAMES OF PERSONS FILING

This Statement is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	General Atlantic LLC (“GA LLC”);
(ii)	General Atlantic Partners 78, L.P. (“GAP 78”);
(iii)	GapStar, LLC (“GapStar”);
(iv)	GAP Coinvestments III, LLC (“GAPCO III”);
(v)	GAP Coinvestments IV, LLC (“GAPCO IV”);
(vi)	GAPCO Management GmbH (“GmbH”); and
(vii)	GAPCO GmbH & Co. KG (“KG”).

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE

c/o General Atlantic Service Company, LLC

3 Pickwick Plaza

Greenwich, CT 06830

(c)	CITIZENSHIP

(i)	GA LLC – Delaware
(ii)	GAP 78 – Delaware
(iii)	GapStar – Delaware
(iv)	GAPCO III – Delaware
(v)	GAPCO IV – Delaware
(vi)	GmbH – Germany
(vii)	KG – Germany

CUSIP NO. 767735103	Schedule 13G	Page 10 of 17

(d)	TITLE OF CLASS OF SECURITIES

Common Shares, par value $0.01 per share (the “Common Shares” or “Shares” or the “Common Stock” or “Stock”)

(e)	CUSIP NUMBER

767735103

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS:

Not applicable.

Item 4.	OWNERSHIP.

As of December 31, 2008, the Reporting Persons owned the following number of shares:

(i)	GA LLC owned of record no Shares or 0.0% of the issued and outstanding Shares.
(ii)	GAP 78 owned 12,301,390 Shares of record or 20.0% of the issued and outstanding Shares.
(iii)	GapStar owned 166,667 Shares of record or 0.3% of the issued and outstanding Shares.
(iv)	GAPCO III owned 670,860 Shares of record or 1.1% of the issued and outstanding Shares.
(v)	GAPCO IV owned 180,583 Shares of record or 0.3% of the issued and outstanding shares.
(vi)	GmbH owned of record no Shares or 0.0% of the issued and outstanding Shares.
(vii)	KG owned 13,832 Shares of record or 0.02% of the issued and outstanding Shares.

GA LLC is the general partner of GAP 78 and the sole member of GapStar. The managing members of GAPCO III and GAPCO IV are managing directors of GA LLC. GmbH is the general partner of KG. The managing directors of GA LLC make voting and investment decisions with respect to the securities held by KG and GmbH. There are 27 managing directors of GA LLC. Each of the managing directors of GA LLC disclaims ownership of such shares owned by GA LLC. GA LLC, GAP 78, GapStar, GAPCO III,

CUSIP NO. 767735103	Schedule 13G	Page 11 of 17

GAPCO IV, GmbH and KG are a “group” within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended, and may be deemed to beneficially own the number of Shares indicated below.

Amount Beneficially Owned:

Each of the Reporting Persons may be deemed to beneficially own 13,333,332 Shares.

Percentage Owned:

Based on calculations made in accordance with Rule 13d-3(d), and there being 61,382,497 Common Shares outstanding as of November 3, 2008 as reported in the Company’s Form 10-Q (File No. 001-33928) filed with the Securities and Exchange Commission on November 5, 2008, each of the Reporting Persons may be deemed to beneficially own approximately 21.7% of the outstanding Common Shares.

Number of Shares as to Which Such Person Has:

(i) Each of the Reporting Persons may be deemed to have the sole power to direct the voting and disposition of the Shares set forth on such Reporting Person’s cover page included herein.

(ii) Each of the Reporting Persons may be deemed to share the power to direct the voting and disposition of the 13,333,332 Shares that may be deemed to be owned beneficially by each of them.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 4.

Pursuant to the Amended and Restated Investor Rights Agreement, dated as of January 11, 2007 (the “Investor Rights Agreement”), among the Company, GAP 78, GapStar, GAPCO III, GAPCO IV and KG (collectively, the “General Atlantic Entities”), Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P. and Spectrum

CUSIP NO. 767735103	Schedule 13G	Page 12 of 17

Investment Managers’ Fund, L.P. (collectively, the “Spectrum Entities”), TCV V, L.P. and TCV Member Fund, L.P. (collectively, the “TCV Entities” and, collectively with the General Atlantic Entities and the Spectrum Entities, the “Investors”) and certain other stockholders named therein, at any time after 180 days following the Company’s initial public offering, the Investors holding at least 50% of certain registrable securities (“registrable securities”) have the right to three demand registrations in the aggregate, provided that the reasonably anticipated aggregate price to the public would exceed $15,000,000. In addition, the General Atlantic Entities have the right to (i) require the Company to register its registrable securities on Form S-3 at any time (subject to the Company being entitled to use Form S-3), provided that the reasonably anticipated aggregate price to the public would exceed $5,000,000 and the Company is not required to effect more than two registrations in any 12-month period for the General Atlantic Entities and other stockholders of the Company having similar Form S-3 demand registration rights and (ii) require the Company to include its registrable securities in any other registration initiated by the Company or other stockholders of the Company. The Investor Rights Agreement is filed as Exhibit 10.12 to the Company’s Registration Statement on Form S-1 (File No. 333-146167) filed with the Securities and Exchange Commission on September 19, 2007, and the foregoing summary is qualified in its entirety by the terms thereof.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Not applicable.

CUSIP NO. 767735103	Schedule 13G	Page 13 of 17

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2009

GENERAL ATLANTIC LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 78, L.P. By: General Atlantic LLC, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPSTAR, LLC By: General Atlantic LLC, its Sole Member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

CUSIP NO. 767735103	Schedule 13G	Page 14 of 17

GAP COINVESTMENTS III, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS IV, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPCO GMBH & CO. KG By: GAPCO Management GmbH, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

GAPCO MANAGEMENT GMBH
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

CUSIP NO. 767735103	Schedule 13G	Page 15 of 17

Exhibit Index

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.
Exhibit 2.

Amended and Restated Investor Rights Agreement by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 10.12 of the Company’s Registration Statement on Form S-1 (File No. 333-146167) filed with the Securities and Exchange Commission on September 19, 2007).

CUSIP NO. 767735103	Schedule 13G	Page 16 of 17

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated as of February 12, 2009

GENERAL ATLANTIC LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GENERAL ATLANTIC PARTNERS 78, L.P. By: General Atlantic LLC, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPSTAR, LLC By: General Atlantic LLC, its Sole Member
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

CUSIP NO. 767735103	Schedule 13G	Page 17 of 17

GAP COINVESTMENTS III, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAP COINVESTMENTS IV, LLC
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Managing Director

GAPCO GMBH & CO. KG By: GAPCO Management GmbH, its General Partner
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer

GAPCO MANAGEMENT GMBH
By:	/s/ Thomas J. Murphy
Name: Thomas J. Murphy Title: Procuration Officer